

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, BC V6C 3R8
Canada

> **Re:** **Starz**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed October 28, 2016 by Starz, Lions Gate Entertainment Corp.,**
> **Orion Arm Acquisition Corp., and Dr. John C. Malone**
> **File No. 005-86413**
>
> **Lions Gate Entertainment Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 28, 2016**
> **File No. 333-212792**

Dear Mr. Barge:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2016 letter.

Form S-4

Special Factors, page 45

Background of the Merger, page 45

1. We note your response to our prior comment 7. Please either disclose the identity of Company A or describe the nature of Company A's industry and operations so that stockholders understand the alternative transactions considered and the risks with respect to the receipt of antitrust approval.

Starz's Purpose and Reasons for the Merger and Other Proposals, page 67

2. We note your disclosure on page 72 that Starz's board of directors did not consider the previous purchase prices paid by Starz during the past two years or the historical market prices of Starz Series A common stock and Starz Series B common stock as they considered those to be indicative of historical rather than current values. Please expand the discussion to explain why the board chose not to consider the historical values in its determination regarding the fairness of the merger to the unaffiliated stockholders of Starz. Similarly, please expand Lions Gate's and Merger Sub's discussion on page 106 and Dr. Malone's discussion on page 109 of why historical information was not considered.

3. We note your disclosure on page 73 that Starz did not consider any firm offers made by any unaffiliated person, except as described in the joint proxy statement/prospectus. Please clarify as to whether Starz received any firm offers besides those described in the heading "Background of the Merger."

Opinions of Starz's Financial Advisors, page 83

Other Presentations by LionTree, page 89

4. We note your response to our prior comment 15. With respect to the discussion of the June 14, 2016 presentation by LionTree, please summarize the Company A discounted cash flow analysis on slide 29 and the Luna synergies DCF on slide 34 of exhibit (c)(4). With respect to the discussion of the June 20, 2016 presentation, please summarize the Luna DCF on slide 17 and disclose the Company A DCF equity value per share reference range on slide 32 of exhibit (c)(5).

Interests of Starz Directors and Executive Officers in the Merger, page 116

Executive Officers, page 117

5. Please disclose that Scott Macdonald will resign as Chief Financial Officer of Starz on May 1, 2017 and discuss the extent to which he will be entitled to severance and other benefits upon a change in control.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at (202) 551-3666, Justin Kisner, Office of Mergers and Acquisitions, at (202) 551-3788, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503, or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David E. Shapiro, Esq.
       Wachtell, Lipton, Rosen & Katz